Exhibit 99.1

Date: May 23, 2023	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

NASDAQ Exchange

Subject: ABSOLUTE SOFTWARE CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	May 23, 2023
Record Date for Voting (if applicable) :	May 23, 2023
Beneficial Ownership Determination Date :	May 23, 2023
Meeting Date :	June 29, 2023
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	00386B109	CA00386B1094
HOLDERS OF STOCK OPTIONS RESTRICTED SHARE UNITS PREFERRED SHARE UNITS DEFERRED SHARE UNITS

Sincerely,

Computershare

Agent for ABSOLUTE SOFTWARE CORPORATION